EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Nine months ended	Year Ended December 31
Dollars in millions	September 30, 2012	2011	2010	2009	2008	2007
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,464	$3,785	$3,680	$3,135	$946	$1,612
Add:
Distributed income of equity investees	162	198	167	171	157	124
Fixed charges excluding interest on deposits	664	951	1,092	1,396	1,026	1,208
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	106	154	148	126	122	101
Interest capitalized			1	3

Earnings excluding interest on deposits	3,184	4,780	4,790	4,573	2,007	2,843
Interest on deposits	289	668	963	1,741	1,485	2,053

Total earnings	$3,473	$5,448	$5,753	$6,314	$3,492	$4,896

Fixed charges
Interest on borrowed funds	$546	$791	$918	$1,225	$961	$1,143
Interest component of rentals	106	125	134	131	64	64
Amortization of notes and debentures	12	35	39	37	1	1
Interest capitalized			1	3

Fixed charges excluding interest on deposits	664	951	1,092	1,396	1,026	1,208
Interest on deposits	289	668	963	1,741	1,485	2,053

Total fixed charges	$953	$1,619	$2,055	$3,137	$2,511	$3,261

Ratio of earnings to fixed charges
Excluding interest on deposits	4.80x	5.03x	4.39x	3.28x	1.96x	2.35x
Including interest on deposits	3.64	3.37	2.80	2.01	1.39	1.50

(1)	As defined in Item 503(d) of Regulation S-K.